UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

PROFESSIONAL DIVERSITY NETWORK, inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74312Y202

(CUSIP Number)

Cosmic Forward Limited

Room 402, No. 11 Qiwofang

Yuexiu District, Guangzhou, China

Attention: Yongxiong Zheng

Phone: +86 158 1713 9180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y202

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Cosmic Forward Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Seychelles

	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		5,139,203
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		5,139,203

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,139,203
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.99%[1]
14	TYPE OF REPORTING PERSON

CO

1 Percentage calculated based on 13,465,022 shares of Common Stock outstanding as of June 30, 2021 as set forth in the Prospectus Form 424B5 filed by the Company on July 8, 2021.

Explanatory Note

This Amendment No. 4 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2016, as amended by the Amendment No. 1 filed with the SEC on December 21, 2016, Amendment No. 2 filed on January 18, 2017 and Amendment No. 3 filed on November 15, 2019(the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share (the “Shares”) of Professional Diversity Network, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive office is located at 55 East Monroe Street, Suite 2120, Chicago, Illinois 60603.

Item 2. Identity and Background.

The Reporting Person is a Republic of Seychelles company. The Reporting Person is a holding company. The address for the Reporting Person is Room 402, No. 11 Qiwofang, Yuexiu District, Guangzhou, China.

Mr. Yongxiong Zheng (Quentin) is the sole director and controlling shareholder of the Reporting Person.

During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Considerations.

The responses to Item 4, Item 5 and Item 6 of this statement are incorporated herein by reference.

The shares of Common Stock purchased by the Reporting Person were purchased with its working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

On September 22, 2021, the Reporting Person purchased (the “Purchase 1”) from the Company with a stock purchase agreement (the “Purchase Agreement 1”), which was closed on September 24, 2021, to buy 948,767 shares of common stock at a per-share price of $1.054 for gross proceeds of approximately $1,000,000.

On or about October 30, 2021, the Reporting Person purchased (the “Purchase 2”) from Malven Group Limited, an existing investor of the Company in accordance with the Stock Transfer Agreement dated as of October 30, 2021 (the “Purchase Agreement 2”) for a per-share price of $1.50 (the “Per Share Price”) for gross proceeds of approximately $1,127,605.50.

Item 4. Purpose of Transaction.

The Reporting Person beneficially owned approximately 22.82% of the Company on a fully diluted basis immediately prior to the Share Purchases. The Reporting Person’s beneficial ownership percentage increased to approximately 31.99% immediately after the Share Purchases. The purpose of the Purchases was to increase the Reporting Personal beneficial ownership percentage so as to maintain its controlling power on the board of directors of the Issuer pursuant to that certain Stockholders’ Agreement, dated as of November 7, 2016, between the Reporting Person and the Issuer (the “Shareholders’ Agreement”).

The responses to Item 3, Item 5 and Item 6 of this Statement are incorporated herein by reference.

The Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as the Reporting Person deems advisable to benefit from changes in market prices of such Shares, changes in the Issuer’s operations, business strategy or prospects, or from any sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. The Reporting Person has discussed and may further discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person’s modifying its ownership of the Issuer’s Shares, exchanging information with the Issuer, proposing changes in the Issuer’s operations or board of directors, governance or capitalization, or in proposing one or more of the other actions described in Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

The responses to Item 3, Item 4 and Item 6 of this Statement are incorporated herein by reference.

The Reporting Person beneficially owns, in the aggregate, 5,139,203 Shares, representing approximately 31.99% of the Issuer’s total outstanding Shares immediately after the Share Purchases (based upon the 16,067,252 Shares outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 16, 2021). The Reporting Person’s ownership percentage was subsequently diluted and as of the date of this Schedule 13D it owns approximately 22.82% of the total outstanding Shares.

To the best knowledge of the Reporting Person no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3, Item 4 and Item 5 of this Statement are incorporated herein by reference.

The Purchase Agreements provides for the terms and conditions of the Share Purchases.

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreements, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	The Form 8-K filed with the Securities and Exchange Commission by Professional Diversity Network, Inc. on September 23, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

Cosmic Forward Limited

By:	/s/ Quentin Zheng
Name:	Quentin Zheng
Title:	Sole Director

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